EXHIBIT 8.1

[ROBINSON, BRADSHAW & HINSON LETTERHEAD]

June 11, 2003

Board of Directors
Bank of Granite Corporation
23 North Main Street
Granite Falls, North Carolina 28630

Board of Directors
First Commerce Corporation
301 South McDowell Street, Suite 100
Charlotte, North Carolina 28204

Gentlemen:

You have requested the opinion of Robinson Bradshaw & Hinson, P.A. (“RBH”) regarding certain federal and North Carolina income tax consequences resulting from the proposed merger (the “Merger”) of First Commerce Corporation (“First Commerce”), a North Carolina corporation, into Bank of Granite Corporation (“Bank of Granite Corporation”), a Delaware corporation, whereupon the separate existence of First Commerce will cease. You have submitted for our consideration (i) certain representations as to the proposed transactions and (ii) a copy of the Merger Agreement between Bank of Granite Corporation and First Commerce, dated as of December 18, 2002 and as amended on January 22, 2003 (the “Merger Agreement”). We assume that all steps of the transaction will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Merger Agreement.

Capitalized terms used but not defined herein have the meanings given thereto in the Merger Agreement. Unless otherwise stated, all “Section” and “Treas. Reg.” references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Facts and Representations

Bank of Granite Corporation is a registered bank holding company organized under the laws of the State of Delaware. Bank of Granite Corporation’s authorized capital stock consists of one class. It has authorized 25,000,000 shares of Common Stock, $1.00 par value, of which 14,420,986 shares were issued and outstanding on December 31, 2002 (the “Bank of Granite Corporation Common Stock”).

First Commerce is a North Carolina corporation and registered bank holding company. It has authorized 20,000,000 shares of Common Stock, no par value per share, of which 1,023,649 shares were issued and outstanding on December 31, 2002 (the “First Commerce Common Stock”). It also has 5,000,000 shares of Preferred Stock authorized, no par value per share. No shares of the Preferred Stock have been issued.

For valid corporate business purposes, pursuant to the Merger Agreement and at the Effective Time, First Commerce will merge with and into Bank of Granite Corporation, with Bank of Granite Corporation as the surviving entity. Under the Merger Agreement, each First Commerce shareholder will receive one of the following forms of payment of the merger consideration in exchange for each of its shares of First Commerce Common Stock: (i) 1.0377 shares of Bank of Granite Corporation Common Stock – the “per share stock consideration;” (ii) 0.5186 shares of Bank of Granite Corporation Common Stock and $9.37 of cash – the “per share mixed consideration;” or (iii) $18.73 of cash – the “per share cash consideration.” If the average closing price of Bank of Granite Corporation’s Common Stock for the 20-trading period ending on the third trading day prior to the closing date of the Merger is more than 20% higher or lower than $18.05 per share, the per share stock consideration and per share

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June 11, 2003

mixed consideration forms of payment will be subject to adjustment as described in the Merger Agreement. In the event this average closing price is more than 20% lower, or less than $14.44 per share, First Commerce will have the right to terminate the Merger Agreement and the pending Merger if Bank of Granite Corporation does not increase the amount of cash being paid as merger consideration as described in the Merger Agreement.

Each First Commerce shareholder may elect which form of payment to receive for each of its shares of First Commerce Common Stock, subject to a maximum of 529,301 shares of Bank of Granite Corporation Common Stock and $9,526,611 of cash to be issued and paid as merger consideration. At the option of Bank of Granite Corporation, the aggregate amount of stock merger consideration may be increased and the aggregate amount of cash merger consideration correspondingly decreased to the extent necessary for the Merger to qualify as a tax-free reorganization. If First Commerce’s shareholders elect to receive too much of one form of merger consideration, the cash and stock merger consideration will be allocated among First Commerce’s shareholders as provided in the Merger Agreement. Additional aggregate merger consideration in the same proportions of stock and cash will be issued or paid to account for the exercise prior to closing of the Merger of any options to purchase First Commerce Common Stock and for the issuance of up to 3,014 shares of First Commerce Common Stock pursuant to the stock purchase rights provisions of First Commerce’s Omnibus Stock and Incentive Plan.

No fractional shares of Bank of Granite Corporation Common Stock will be issued in connection with the Merger. Instead, each First Commerce shareholder who would otherwise be entitled to receive a fraction of a share of Bank of Granite Corporation Common Stock shall receive cash (without interest) in an amount equal to the fraction of a share of Bank of Granite Corporation Common Stock that otherwise would be received in the Merger, multiplied by the closing price of one share of Bank of Granite Corporation Common Stock on the Nasdaq Stock Market on the trading day immediately prior to the Effective Time.

Under North Carolina law, First Commerce shareholders will have dissenter’s rights in connection with the Merger. Shareholders who properly exercise their dissenter’s rights will be entitled to receive a cash payment for the fair value of their shares from First Commerce in accordance with North Carolina law. Any such payment will be in lieu of the merger consideration per share of First Commerce Common Stock and could be more than, the same as, or less than such amount.

The Merger has been approved by the Boards of Directors of First Commerce and Bank of Granite Corporation, as well as by the governing regulatory authorities, including the Board of Governors of the Federal Reserve System.

During the last several years, Bank of Granite Corporation’s Board of Directors has authorized Bank of Granite Corporation to repurchase certain amounts of the outstanding shares of Bank of Granite Common Stock. The dates and dollar amounts of such authorizations by the Bank of Granite Board of Directors are as follows: (i) September 24, 1998 — $5,000,000 of Bank of Granite Corporation Common Stock; (ii) September 11, 2000 — $5,000,000 of Bank of Granite Corporation Common Stock; (iii) October 9, 2001 — $5,000,000 of Bank of Granite Corporation Common Stock; and (iv) July 8, 2002 — $10,000,000 of Bank of Granite Corporation Common Stock. Pursuant to these authorizations, Bank of Granite Corporation has purchased and will continue to purchase shares on the open market and in certain privately negotiated transactions, but in no event will it negotiate private transactions with shareholders of First Commerce. Through March 31, 2003, Bank of Granite Corporation had repurchased, on the open market and in certain privately negotiated transactions, 1,193,829 shares of Bank of Granite Common Stock at an average per share cost of $17.17.

In addition to the foregoing statement of facts, the following representations have been made by Bank of Granite Corporation and/or First Commerce, as applicable, to RBH in connection with the Merger. RBH has not independently verified the completeness and accuracy of any of the following representations. RBH is relying on these representations in rendering the opinion contained herein.

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June 11, 2003

With respect to the Merger:

(a)	The fair market value of Bank of Granite Corporation Common Stock and other consideration received by each shareholder of First Commerce will be approximately equal to the fair market value of First Commerce Common Stock surrendered in the exchange.

(b)	Neither Bank of Granite Corporation, First Commerce, nor any subsidiary or related person (the “Relevant Parties”) has any plan or intention to reacquire any Bank of Granite Corporation shares issued in the Merger or to acquire any shares of First Commerce prior to the Merger.

For purposes of this representation and representation (o), two persons are “related” if the persons are corporations and either immediately before or immediately after a transaction are members of the same “affiliated group.” “Affiliated group” for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership chains comprising at least eighty percent of the voting power of each corporation and eighty percent of the value of each corporation’s shares. In addition, “related person” includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled-corporation to the other corporation. For these purposes, “control” means the ownership of shares possessing at least fifty percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner’s interest in the partnership.

(c)	Bank of Granite Corporation has no plan or intention to sell or otherwise dispose of any of the assets of First Commerce acquired in the transaction, except for dispositions made in the ordinary course of business or transfers of the assets acquired in the Merger to a subsidiary controlled by Bank of Granite Corporation as further described in Section 368(a)(2)(C).

(d)	The liabilities of First Commerce assumed by Bank of Granite Corporation and the liabilities to which the transferred assets of First Commerce are subject were incurred by First Commerce in the ordinary course of its business.

(e)	Following the Merger, Bank of Granite Corporation will continue the historical business of First Commerce or use a significant portion of the historic business assets of First Commerce in a business.

(f)	Bank of Granite Corporation, First Commerce, and the shareholders of First Commerce will pay their respective expenses, if any, incurred in connection with the Merger.

(g)	No intercorporate indebtedness exists between Bank of Granite Corporation and First Commerce that was issued, acquired, or will be settled at a discount.

(h)	No two parties to the Merger are investment companies. For purposes of the foregoing, an “investment company” is a corporation that is a regulated investment company, a real estate investment trust, or a corporation fifty percent or more of the value of whose total assets are stock and securities and eighty percent or more of the value of whose total assets are assets held for investment. In making the fifty percent and eighty percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and a corporation shall be considered a subsidiary if the parent owns fifty

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percent or more of the combined voting power of all classes of stock entitled to vote or fifty percent of more of the total value of shares of all classes of stock outstanding.

(i)	On the date of the Merger, the fair market value of the assets of First Commerce transferred to Bank of Granite Corporation will equal or exceed the sum of the liabilities assumed by Bank of Granite Corporation, plus the amount of liabilities, if any, to which the transferred assets are subject.

(j)	First Commerce is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court.

(k)	None of the compensation received by any shareholder-employees of First Commerce will be separate consideration for, or allocable to, any of their shares of First Commerce Common Stock; none of the shares of Bank of Granite Corporation Common Stock received by any shareholder-employee of First Commerce will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of First Commerce will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(l)	The distribution of cash proceeds to First Commerce shareholders in lieu of fractional shares of Bank of Granite Corporation will be made solely for the purpose of avoiding the expense and inconvenience to Bank of Granite Corporation of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to First Commerce shareholders instead of issuing fractional shares of Bank of Granite Corporation will not exceed one percent of the total consideration that will be issued in the transaction to First Commerce shareholders in exchange for their shares of First Commerce. The fractional share interests of each First Commerce shareholder will be aggregated, and no First Commerce shareholder will receive cash in an amount equal to or greater than the value of one full share of Bank of Granite Corporation Common Stock.

(m)	At least forty percent of the value of the consideration received by First Commerce shareholders (including cash received by dissenters and cash in lieu of fractional shares) will be Bank of Granite Corporation Common Stock.

(n)	None of Bank of Granite Corporation, First Commerce, or any related person has redeemed or acquired any First Commerce Common Stock during the three-year period prior to the Merger.

(o)	During the three-year period prior to the Merger, First Commerce has not made any distribution with respect to the outstanding First Commerce Common Stock other than periodic dividends consistent with First Commerce’s historic dividend practice.

(p)	First Commerce has made no transfer of any of its assets in contemplation of the Merger or during the period beginning with the commencement of the negotiations (whether formal or informal) with Bank of Granite Corporation regarding the Merger and ending at the Effective Time, other than in the ordinary course of business.

(q)	Bank of Granite Corporation will exercise its right to increase the aggregate amount of stock merger consideration and to decrease the aggregate amount of cash merger consideration to the extent necessary for the Merger to constitute a reorganization within the meaning of Section 368(a).

With respect to the stock repurchase program:

(r)	A corporate business purpose exists for the stock repurchases.

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June 11, 2003

(s)	The number of shares repurchased will not exceed the total number of Bank of Granite Corporation shares issued and outstanding prior to the Merger.

(t)	Any stock repurchased from First Commerce shareholders will be repurchased through the open market repurchase program.

(u)	The market repurchase program was not negotiated with First Commerce or the First Commerce shareholders.

(v)	There was not an understanding between the First Commerce shareholders and Bank of Granite Corporation that the First Commerce shareholders’ ownership of Bank of Granite Corporation stock would be transitory.

(w)	Because stock repurchases take place on the open market, Bank of Granite Corporation does not know the identity of a seller of Bank of Granite Corporation stock, nor does a former shareholder of First Commerce who receives Bank of Granite Corporation stock in the Merger and subsequently sells it know whether Bank of Granite Corporation is the purchaser.

(x)	Without regard to the stock repurchase program, a market exists for the Bank of Granite Corporation stock issued in the Merger.

(y)	Up to and including the Effective Time, Bank of Granite Corporation (i) has not discussed and will not discuss any privately negotiated stock repurchase transactions with any First Commerce shareholders, and (ii) has no and will have no plans to repurchase any Bank of Granite Corporation stock that it knows to have been issued in the Merger. Bank of Granite Corporation will not repurchase any Bank of Granite Corporation stock in connection with the Merger.

Opinions

Based solely on the Merger Agreement, the above Facts and Representations and subject to the Scope of the Opinions below, it is the opinion of RBH that:

Federal Income Tax Consequences:

(1)	The Merger will constitute a reorganization within the meaning of Section 368(a).

(2)	First Commerce and Bank of Granite Corporation will each be a party to the reorganization within the meaning of Section 368(b).

(3)	No gain or loss will be recognized by Bank of Granite Corporation upon the receipt of the assets of First Commerce, a party to the reorganization, subject to its liabilities, in exchange for cash and Bank of Granite Corporation Common Stock in the Merger. Section 1032(a); Treas. Reg. Section 1.1032-1.

(4)	No gain or loss will be recognized by shareholders of First Commerce upon the receipt of solely Bank of Granite Corporation Common Stock (including any fractional share interests which they may be deemed to receive under opinion (8) below) in exchange for their shares of First Commerce Common Stock. Section 354(a)(1).

(5)	Gain, if any, will be recognized by First Commerce shareholders who receive Bank of Granite Corporation Common Stock and cash in exchange for their First Commerce Common Stock pursuant to the Merger. Such gain will be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder’s ratable amount of

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undistributed earnings and profits will be treated as a dividend, but the excess, if any, will continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, will not be recognized by First Commerce shareholders who receive Bank of Granite Corporation Common Stock and cash in exchange for their First Commerce Common Stock pursuant to the Merger. Section 356(c).

(6)	The basis of shares of Bank of Granite Corporation Common Stock received by a shareholder of First Commerce (including any fractional share interests which they may be deemed to receive under opinion (8) below) in exchange for its shares of First Commerce Common Stock will be the same as the basis of its shares of First Commerce Common Stock surrendered in the exchange therefore, decreased by the amount of money (other than cash in lieu of fractional shares) received, and increased by the amount of any gain recognized (including gain treated as a dividend but not gain associated with the fractional shares). Section 358(a)(1).

(7)	The holding period of a share of Bank of Granite Corporation Common Stock received by a shareholder of First Commerce (including any fractional share interests which they may be deemed to receive under opinion (8) below) will include the shareholder’s holding period of the First Commerce Common Stock surrendered in exchange therefor, provided that the First Commerce Common Stock is held as a capital asset in the hands of the shareholder of First Commerce on the date of the Merger. Section 1223(1).

(8)	The payment of cash in lieu of fractional share interests of Bank of Granite Corporation Common Stock will be treated as if the fractional share interests of Bank of Granite Corporation Common Stock were distributed as part of the Merger to the First Commerce shareholder and then redeemed by Bank of Granite Corporation. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

(9)	First Commerce shareholders who receive solely cash for their First Commerce Common Stock, or receive cash by exercising their dissenter’s rights, will be treated as having received the cash as a distribution in redemption of their First Commerce Common Stock. Sections 302 and 1001.

(10)	No gain or loss will be recognized by First Commerce upon the transfer of its assets, subject to its liabilities, to Bank of Granite Corporation in the Merger. Sections 357(a), 361(a) and 361(c).

(11)	The basis of the assets of First Commerce in the hands of Bank of Granite Corporation will be the same, in each instance, as the basis of such assets in the hands of First Commerce immediately prior to the Merger. Section 362(b).

(12)	The holding period of the assets of First Commerce in the hands of Bank of Granite Corporation will include, in each instance, the period during which such assets were held by First Commerce immediately prior to the Merger. Section 1223(2).

(13)	For purposes of Section 381, Bank of Granite Corporation will be the acquiring corporation in the Merger. Treas. Reg. Section 1.381(a)-1(b)(2). Thus, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384, and the regulations thereunder, Bank of Granite Corporation will succeed to and take into account the items of First Commerce described in Section 381(c). Section 381(a) and Treas. Reg. Section 1.381(a)-1.

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June 11, 2003

North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes will treat the Merger in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C. Gen. Stat. §§ 105-130.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2, 105-134.5, 105-134.6, and 105-134.7.

In certain circumstances North Carolina may apply a more stringent test in determining the availability of certain net economic losses (equivalent to a net operating loss) subsequent to a merger. BellSouth Telecommunications, Inc. v. North Carolina Department of Revenue, 485 S.E.2d 333 (N.C. Ct. App. 1997), review denied 492 S.E.2d 18 (N.C. Sept. 4, 1997).

Scope of the Opinions

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Merger Agreement. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading Opinions. RBH expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the General Statutes of North Carolina, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

The tax consequences described herein do not cover all aspects of United States federal income taxation that may be relevant to First Commerce shareholders in light of their particular circumstances or First Commerce shareholders subject to special treatment under United States federal income tax laws. In particular, the federal income tax consequences described herein do not apply to shareholders who hold their First Commerce Common Stock other than as a capital asset, who received their First Commerce Common Stock upon the exercise of employee stock options or otherwise as compensation, who hold their First Commerce Common Stock as part of a “straddle” or “conversion transaction” for federal income tax purposes, or are foreign persons, tax-exempt organizations, insurance companies, financial institutions or securities dealers, or who hold their stock through a partnership or other pass-through entity. In addition, the opinions expressed herein do not apply to holders of options to acquire shares of First Commerce Common Stock.

In addition, our opinions are based solely on the documents that we have examined and the factual statements and factual representations set forth herein which we have assumed are true on the date hereof and will be true at the Effective Time. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in the Merger Agreement or any of the factual statements or factual representations set forth herein, or becomes as of the Effective Time, inaccurate in any material respect.

Our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger, including for example any issues related to intercompany transactions, changes in accounting methods resulting from the Merger, the conversion of options, or, except as expressly provided herein with respect to tax laws of the State of North Carolina, the consequences of the

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Merger under state, local or foreign law. These opinions are provided by RBH for the benefit and use of Bank of Granite Corporation and First Commerce and their respective shareholders. No other party or person is entitled to rely on the opinions. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the summary hereof in the Proxy Statement/Prospectus that is part of the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Sincerely,

ROBINSON, BRADSHAW & HINSON, P.A.

/s/ Herman Spence III

Herman Spence III

HS/cg